Exhibit 4

                       LA SALLE FINANCIAL PARTNERS, L. P.
                                    Suite 405
                             259 E. Michigan Avenue
                           Kalamazoo, Michigan  49007
                                  _____________

                            Telephone (616) 344-4993
                            Facsimile  (616) 344-4994

                                 August 20, 1998



   The Board of Directors
   Bank Plus Corporation
   4565 Colorado Boulevard
   Los Angeles, CA  90039

   Members of the Board of Directors:

   As one of the largest owners of Bank Plus (the "Company") common stock, La Salle Financial Partners, L. P. (the "Partnership") believes it is necessary to convey to the Board of Directors our serious concerns about the direction given by the Board to the Company's new financial advisor, Keefe, Bruyette & Woods.

   The Partnership made it perfectly clear to the Company that we are not in favor of, and will vigorously oppose, any acquisition of a mortgage banking or loan originating company, or any other acquisition at this time. We believe that management does not have the ability to make such a transaction a financial success. Management has its hands full trying to manage its risky and ill-advised entry into credit card loans, and other ventures.

   An article in the American Banker on August 18, 1998, quoted Bank Plus CEO Richard Greenwood as saying that Keefe, Bruyette, and Woods was retained "not only to look for buyers but also to review possible acquisitions that would boost loan origination or deposit-taking capabilities." However, in a telephone conversation with Company Chairman Gordon Smith, Mr. Smith told the Partnership that he was aware that it would not be advisable to pursue contemplated acquisitions without shareholder support. We are appalled that the Board is pursuing an acquisition that was discussed with major shareholders, and clearly not supported by them. Considering the capital previously squandered by the Company, we are surprised that the Board is subjecting itself to further liability, if indeed it has instructed Keefe, Bruyette & Woods to seek out and analyze such acquisitions.

   The Board of Directors
   August 20, 1998
   Page 2

   Mr. Greenwood is also quoted as saying "we don't have the certainty that there will be somebody interested in acquiring us without that," referring to additional loan origination or deposit-taking capabilities. The Partnership believes that such a statement actually may result in preventing offers, or lowering the value of offers of banks interested in acquiring Bank Plus. For a CEO to publicly comment in a negative way on the value of a company that has hired an advisor to look for buyers, is clearly inappropriate and may result in financial liability to shareholders. The Board has a legal fiduciary duty to "maximize" value for shareholders, and based on Mr. Greenwood's comments it appears that the Board is not in control of this process.

   The Board of Directors should simply direct Keefe, Bruyette, and Woods to seek buyers of the Company who are not only willing to offer the shareholders the most value, but that are likely to be able to consummate the transaction in the shortest time period and with the minimum required regulatory review.

   LA SALLE FINANCIAL PARTNERS, L. P.

   /s/ Richard J. Nelson

   Richard J. Nelson
   La Salle Capital Management, Inc.,
   General Partner